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                              January 8, 2024

       Hunter Horsley
       Chief Executive Officer
       Bitwise Bitcoin ETF
       c/o Bitwise Investment Advisers, LLC
       250 Montgomery Street, Suite 200
       San Francisco, CA 94104

                                                        Re: Bitwise Bitcoin ETF
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-260235

       Dear Hunter Horsley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. In order to meet your anticipated timing, please respond to these comments and amend your registration
statement no later than 10:00 a.m. (EST) on January 9, 2024.
   2. Please revise your disclosure to clarify whether and to what extent any of the Bitcoin
                                                        Trading Counterparties
are affiliated with or have any material relationships with any of the Authorized
Participants.
       Risk Factors, page 10

   3. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
 Hunter Horsley
FirstName  LastNameHunter Horsley
Bitwise Bitcoin ETF
Comapany
January    NameBitwise Bitcoin ETF
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
Risks Associated with Bitcoin and the Bitcoin Network
Shareholders may not receive the benefits of any forks or "airdrops", page 20

4. We note your response to comment 3 that the only crypto asset to be held by the Trust will be bitcoin and that, with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency.
         Please revise your disclosure to clarify that in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.
The Prime Execution Agent and the Trade Credit Lender
The Trade Credit Lender, page 84

5. We note your response to prior comment 17 and re-issue in part. Please revise to disclose:
             Whether the Trust's intention is to generally fund the Trading Balance at the Prime
            Execution Agent with sufficient cash or bitcoin or whether the Trust regularly expects to utilize the Trade Financing Agreement; and
             In the case of interest payable on the Trade Credits that are the responsibility of the
            Trust, the impact such interest payments will have on the net assets of the Trust over time.

       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:      Richard J. Coyle